Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 14, 2008

BAYTEX ENERGY TRUST TO PRESENT AT CIBC 2008 ENERGY CONFERENCE

CALGARY, ALBERTA (April 14, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Raymond Chan, Chief Executive Officer will be presenting at the CIBC’s 2008 Energy Conference in Toronto on Tuesday, April 15, 2008 at 10:40 a.m. (EST) in Toronto, Ontario.  The webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

English URL: http://www.welcome2theshow.com/avwtelav/cibc2008energy/

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Tony Marino, President and COO	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca